

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2026

George Murnane
Interim Chief Financial Officer
Jet.AI Inc.
10845 Griffith Peak Dr., Suite 200
Las Vegas, NV 89135

> **Re: Jet.AI Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted January 16, 2026**
> **CIK No. 0001861622**

Dear George Murnane:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation